December 22, 2009

VIA EDGAR AND MAIL

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:

Andrew Mew

Accounting Branch Chief

Dear Sirs:

Re:	General Metals Corporation File No. 0-30230 Form 10-K for the fiscal year ended April 30, 2009 Filed August 13, 2009 Form 10-Q for the fiscal period ended July 31, 2009 Filed September 18, 2009

We refer to your letter of November 17, 2009 addressed to the Company with your comments on the Company's Form 10-K for the fiscal year ended April 30, 2009 filed August 13, 2009 and Form 10-Q for the fiscal period ended July 31, 2009 filed September 18, 2009.  For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Form 10-K for Fiscal Year Ended April 30, 2009

General

1.

We note your response to comment 1 of our letter dated September 1, 2009, and we await the filing of your amended Forms 10-Q for the quarterly periods ended October 31, 2008, and January 31, 2009.  Please file these reports as soon as possible.  We may have further comments upon review of your amended Forms 10-Q.

An amendment of the Form 10-Q for the quarter ended October 31, 2008 and for the quarter ended January 31, 2009 were filed on December 18, 2009.  Please see the acceptance notifications below:

THE FOLLOWING SUBMISSION HAS BEEN ACCEPTED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION.

COMPANY:       GENERAL METALS CORP

615 Sierra Rose Drive, Suite 1 Reno, NV 89511~ T:775.583.4636 ~ F:775.825.8862 ~ generalmetals@hotmail.com

FORM TYPE:     10-Q/A               NUMBER OF DOCUMENTS: 5

RECEIVED DATE: 18-Dec-2009 17:21    ACCEPTED DATE:       18-Dec-2009 17:22

FILING DATE:   18-Dec-2009 17:21

TEST FILING:   NO                   CONFIRMING COPY:     NO

ACCESSION NUMBER: 0001354488-09-002391

THE FOLLOWING SUBMISSION HAS BEEN ACCEPTED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION.

COMPANY:       GENERAL METALS CORP

FORM TYPE:     10-Q/A               NUMBER OF DOCUMENTS: 5

RECEIVED DATE: 18-Dec-2009 17:28    ACCEPTED DATE:       18-Dec-2009 17:28

FILING DATE:   18-Dec-2009 17:28

TEST FILING:   NO                   CONFIRMING COPY:     NO

ACCESSION NUMBER: 0001354488-09-002396

2.

We note your response to comment 2 of our letter dated September I, 2009. It is not appropriate to include the consent of Mark Bailey & Company, LTD as an exhibit to your correspondence. Please file the consent of Mark Bailey &Company, LTD in an abbreviated amendment to your Form 10-K.

We filed an abbreviated amendment to the Form 10-K with the consent of Mark Bailey & Company, LTD attached as an exhibit to such amendment on December 22, 2009.  Please see the acceptance notifications below:

THE FOLLOWING SUBMISSION HAS BEEN ACCEPTED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION.

COMPANY:       GENERAL METALS CORP

FORM TYPE:     10-K/A               NUMBER OF DOCUMENTS: 7

RECEIVED DATE: 22-Dec-2009 18:10    ACCEPTED DATE:       22-Dec-2009 18:10

FILING DATE:   23-Dec-2009 06:00

TEST FILING:   NO                   CONFIRMING COPY:     NO

ACCESSION NUMBER: 0001116502-09-001934

3.

We note your response to comment 6 of our letter dated September 1, 2009.  Please tell us the components and the nature of the reclassifications associated with the adjustment to reduce exploration and development costs by $113,249.

The reclassification adjustment to reduce exploration and development costs by $113,249 for the period of Inception to April 30, 2008 was composed of the following components:

•

As identified in tickmark F of Footnote 3, a $25,000 cash payment for the acquisition of the Independence Mineral Property was inappropriately expensed during the year ended April 30, 2005.  As part of the error correction to capitalize the acquisition costs at the fair value on the measurement date, we reduced our exploration and development costs by the amount previously expensed in that line item.

615 Sierra Rose Drive, Suite 1 Reno, NV 89511~ T:775.583.4636 ~ F:775.825.8862 ~ generalmetals@hotmail.com

•

As identified in tickmark F of Footnote 3, we inappropriately expensed, during the fiscal year ended April 30, 2007, the deemed value of $75,000 in stock issuances for the acquisition of the 100% interest in the Mikite Resources and the Ghana mining concession rights.  As part of the error correction to capitalize the acquisition costs at the fair value on the measurement date, we reduced our exploration and development costs by the amount previously expensed in that line item.

•

In periods prior to our year ended April 30, 2008 we incurred additional exploration and development costs of $15,677 that were originally omitted from our Inception to April 30, 2008 totals.  This omission resulted in our Inception to April 30, 2008 net loss per our statement of operations not agreeing with the April 30, 2008 accumulated deficit in our original filing for the year ended April 30, 2008.  We included the amounts in the table in order to reconcile our Inception to April 30, 2009 net loss to our accumulated deficit at April 30, 2009.

•

During the fiscal year ended April 30, 2008 we incurred $24,684 in professional fees for website design, maintenance, and other IT services that were originally included in exploration and development cost that were reclassified.

•

During the fiscal year ended April 30, 2008 we incurred an additional $1,876 for interest and $2,366 of travel and meal expenses originally included in exploration and development costs that were reclassified.

While we continually strive to improve our disclosures, we do not believe correcting the unintentional omission of tickmark F on the exploration and development expense line item for the Inception to April 30, 2008 income statement table contained in Footnote 3 in our Form 10-K for the year ended April 30, 2009 would materially alter the total mix of information available to investors.  Additionally, we have clearly labelled the individual line items affected by the restatements as “restated” on the face of the financial statements and provided detailed explanations of the restatements in accordance with the SFAS No. 154 requirements.

4.

We note your response to comment 8 of our letter dated September 1, 2009.  Please provide to us your SAB Topic no. 1M analysis with respect to the reclassification amounts in assessing materiality, or revise to provide the disclosures as requested in our prior comment.

In evaluating the cash flow statement impacts of the error correction restatements for certain transactions for the year ended April 30, 2008 and the period from Inception to April 30, 2008, we considered several factors in developing our related disclosures.

•

First, we considered our audience in accordance with Chapter 3 of the “Plain English Handbook”.   We supplemented this analysis,  with the guidance contained in SAB 99, to determine if the total mix of information available  to a reasonable investor, by adding additional line by line cash flow analysis to our footnotes for a presented prior period (April 30, 2008) and a not-presented prior period (inception to April 30, 2008) would have been significantly altered.

615 Sierra Rose Drive, Suite 1 Reno, NV 89511~ T:775.583.4636 ~ F:775.825.8862 ~ generalmetals@hotmail.com

•

Second, we considered the quantitative materiality of the reclassifications to each line item contained in the applicable cash flow statements, as well as the impacts on the cash flow subtotal amounts.

•

Next, we reviewed the reclassifications to determine if any changed the individual line items or subtotals from cash “provided by” to “used in” presentation.

•

Finally, we analyzed the nature of items/transactions giving rise to the reclassifications.  In this regard, we considered the frequency of the transaction; the importance of the transaction’s presentation for a reasonable investor to understand the total mix of information; whether or not additional disclosure, or omission of additional disclosure, would make the financial statements taken as a whole materially misleading; and other qualitative factors would result in additional disclosure being material.

The analysis for each of the periods impacted is as follows:

Year Ended April 30, 2008

Cash Used in Operations:

In general, as noted in Footnote 3 to our consolidated financial statements for the year ended April 30, 2009 contained in our Form 10-K for the year ended April 30, 2009, the total of all adjustments to cash used in operations was 2.46%, 1.39%, and 1.71% of our previously reported cash used in operations, previously reported net loss, and restated net loss respectively.  Further, three line items were impacted by the treatment of warrants issued to investors as a capital transaction as enumerated below:

•

Our net loss, as restated, decreased by $467,446, primarily as result of the error correction, as noted in our income statement restatement contained in tickmark A of Note 3, to treat warrants issued to investors as a capital transaction.

•

The “off-setting” cash used in operations impact of the above capital transaction was the complete elimination of the line item originally labeled as outstanding warrants and originally reported, for cash flow purposes, as $560,110.

•

The majority of the difference in the two line items noted above, as noted in our income statement restatement contained in tickmark A of Note 3, was stock based compensation totaling $139,333.  The restated stock-based compensation is clearly stated on the face of the amended cash flow statement, as well as quantified in Footnote 3.

All of the above impacts are currently disclosed in Footnote 3, as well as labeled on the face of the financial statements.

The net impact of the warrant error correction on cash flows from operations of $46,670 represents 3.38%, 1.90%, and 2.35% of the previously reported cash used in operations, previously reported net loss, and restated net loss, respectively.

615 Sierra Rose Drive, Suite 1 Reno, NV 89511~ T:775.583.4636 ~ F:775.825.8862 ~ generalmetals@hotmail.com

While transactions involving equity and equity-linked instrument are not infrequent, we have an enhanced understanding of the accounting treatment and would not expect future capital transactions involving non-cash instruments to affect our cash flows.  We further believe the nature of these transactions are adequately disclosed throughout our Form 10-K.

In addition to the above, and disclosed in tickmarks A&B of the cash flow statement portion of Footnote 3, the remaining affected immaterial line items in operational cash flows are as follows:

•

As currently contained in tickmark A in Footnote 3, we eliminated the non-cash acquisition of fixed assets in the amount of $30,000.  This represents 2% or less of each of our cash used in operations as previously reported, our net loss as previously reported, and our restated net loss.  Further, our gross fixed assets not associated with our mining operations, represent less than 5% of our total assets. We do not expect significant investment in this area in future periods as these assets are not an integral part of our business, both current and future.

•

As currently contained in tickmark B in Footnote 3, we eliminated the non-cash debt repayment of $35,000 from the stock issued for services line item.   This amount represents 2% or less of the overall equity issued to investors, management and the board, and other service providers; our cash used in operations as previously reported; our net loss as previously reported; and our restated net loss.  Further, our equity and equity linked transactions are detailed throughout the remainder of the Form 10-K.

•

The remaining difference relates to cash paid for prepaid expenses that represents less than 1% of our current assets.  Further, the change in the cash portion of our prepaid expense line item is not an integral part to understanding our financial statements based on the significant amount of equity (non-cash) transactions.

Cash Used in Investing Activities:

Our total cash used in investing activities, both as previously reported and restated, totaling  $23,981 and $34,944, respectively, has not been our primary source for acquiring our assets as clearly demonstrated by the fact, and disclosed in various places, that we acquire significant portions of assets through the issuance of our stock and other equity linked instruments.  This is further disclosed on the face of our cash flow statement supplemental disclosures since inception.

Cash Provided by Financing Activities:

In the financing activities section, only two line items were impacted.

The first was the repayment of debt using cash.  This line (net of the gross up presentation on the face of the cash flow statement) changed by $3,400 which is quantitatively immaterial on most measurements and not integral to understanding our financial statements taken as a whole since we historically have not used significant amounts of cash in paying our debts ($28,184 used since inception).

Based on the above, we determined the quantitatively immaterial adjustments to the individual cash flow items did not require additional disclosure.  In addition to the quantitative

615 Sierra Rose Drive, Suite 1 Reno, NV 89511~ T:775.583.4636 ~ F:775.825.8862 ~ generalmetals@hotmail.com immateriality, we determined adding further explanation to our restatement disclosures, beyond those currently disclosed specifically related to the statement of cash flows, would not have any impact on the overall mix of information we made available to our investors.

Inception to April 30, 2008

For reasons similar to the above for the statement of cash flows for the year ended April 30, 2008, the quantitative impacts on the inception to April 30, 2008 cash flows are immaterial.

Additionally, the inception to April 30, 2008 is not presented in the statement of cash flows as it has been appropriately updated with the information for the year ended April 30, 2009.

As currently disclosed in tickmark D of the cash flow restatement in Footnote 3, we eliminated the previously “grossed-up” presentation of the reverse merger transaction on our Inception Date of March 15, 2006.  We do not believe that further disclosure of the two specific line items, netting to zero, would change the overall mix of information provided.  Further, the specific reverse merger transaction is non-recurring.

We believe that our financial statements taken as a whole provide the necessary information for reasonable investors to understand the overall impacts of our restatements for the year ended April 30, 2008 as presented as well the currently presented Inception to April 30, 2009 information.  Any additional disclosure does not result in the material alteration of the total mix of information already provided to investors, and would result in redundancy of the disclosures related to the balance sheet and income statement.  Finally, there does not appear to be any qualitative material reasons to restate our Form 10-K for the inclusion of additional cash flow statement reclassification disclosure for the year ended April 30, 2008 and the not presented Inception to April 30, 2008 information.

Form 10-Q for the period ended July 31, 2009

Item 4.T Controls and Procedures, page 17

5.

Please amend your filing to furnish the information required by Items 307 and 308(c) of Regulation S-K. In this regard, Item 307 addresses the required disclosures with respect to your disclosure controls and procedures. Item 308(c) addresses any changes you have made to your internal controls and procedures during your quarter ended July 31, 2009.

An amendment of the Form 10-Q for the quarter ended July 31, 2009 including these disclosures was filed as shown below:

THE FOLLOWING SUBMISSION HAS BEEN ACCEPTED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION.

COMPANY:       GENERAL METALS CORP

FORM TYPE:     10-Q/A               NUMBER OF DOCUMENTS: 5

RECEIVED DATE: 11-Dec-2009 12:21    ACCEPTED DATE:       11-Dec-2009 12:21

FILING DATE:   11-Dec-2009 12:21

615 Sierra Rose Drive, Suite 1 Reno, NV 89511~ T:775.583.4636 ~ F:775.825.8862 ~ generalmetals@hotmail.com

TEST FILING:   NO                   CONFIRMING COPY:     NO

ACCESSION NUMBER: 0001354488-09-002301

In connection with this response, the company acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely;

GENERAL METALS CORPORATION

/s/ Daniel J. Forbush

Daniel J. Forbush, CPA Chief Financial Officer

615 Sierra Rose Drive, Suite 1 Reno, NV 89511~ T:775.583.4636 ~ F:775.825.8862 ~ generalmetals@hotmail.com